SALEM PARTNERS, LLC

FINANCIAL STATEMENT
AND
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2022

SALEM PARTNERS, LLC
(A Delaware Limited Liability Company)

CONTENTS

DECEMBER 31, 2022

 **Farber Hass Hurley LLP**

Certified Public Accountants	9301 Oakdale Avenue, Suite 230	Telephone: (818) 895-1943
	Chatsworth, CA 91311	Facsimile: (818) 727-7700
	www.fhhcpas.com	

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Salem Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Salem Partners, LLC as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Salem Partners, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Salem Partners, LLC's management. Our responsibility is to express an opinion on Salem Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Salem Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Farber Hass Hurley LLP

We have served as Salem Partners, LLC's auditor since 2020.
Chatsworth, California
March 31, 2023

SALEM PARTNERS, LLC
(A Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

ASSETS

Cash	$	2,724,614
Accounts receivable ($2,630,590, related parties)		3,053,016
Prepaid expenses and other assets		43,752
Due from related parties		87,390
Furniture, fixtures and equipment, net		126,213
Deposits		37,633
Right of use (lease)		1,681,807
Total assets	$	7,754,425

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	56,304
Unearned revenues		358,615
Due to related party		5,128
Lease liability		1,969,460
Total liabilities		2,389,507
Member's equity		5,364,918
Total liabilities and member's equity	$	7,754,425

1. **Summary of significant accounting policies and business of the Company:**

Formation of the Company:

Salem Partners, LLC (the "Company"), a Delaware limited liability company, was formed in January 1997. Salem Partners Holdings, LLC (the "Parent") is the sole member of the Company. Management and control of the Company is vested entirely in the Parent. The Parent's liability is limited to its respective capital contributions, except as otherwise required by law.

Business of the Company:

The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides investment banking, advisory, and management services to clients primarily in the media and entertainment, technology, life sciences and real estate industries. The Company does not hold customer funds or securities.

Basis of Presentation:

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Furniture, fixtures, equipment and leasehold improvements:

Furniture, fixtures and equipment are stated at cost and are being depreciated using the straight-line method over the estimated useful lives of the assets ranging from 5 to 7 years. Leasehold improvements are amortized over the service lives of the improvements or the term of the related lease, whichever is shorter.

Cash and cash equivalents:

The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains its cash and cash equivalents in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Accounts Receivable:

Accounts receivable consist of amounts due from clients for investment banking, valuation, and management services. The Company's management periodically assesses its accounts receivable for collectability and establishes an allowance for doubtful accounts and records bad debt expense when deemed necessary. At January 1, 2022 the Company had receivables of $3,053,016 due from its customers. As of December 31, 2022, management determined that an allowance for doubtful accounts was not necessary. As of December 31, 2022, the Company had receivables from entities in which members of the Company's parent have an ownership interest (see Note 7).

1. **Summary of significant accounting policies and business of the Company (continued):**

Fair Value – Definition and Hierarchy:

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 financial instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these financial instruments does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from financial instrument to financial instrument and is affected by a wide variety of factors including, the type of financial instrument, whether the financial instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the financial instruments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for financial instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

1. **Summary of significant accounting policies and business of the Company (continued):**

   Fair Value – Definition and Hierarchy (continued):

   Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many financial instruments. This condition could cause a financial instrument to be reclassified to a lower level within the fair value hierarchy.

   Use of accounting estimates in the preparation of financial statement:

   The preparation of financial statement in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

   Income taxes:

   The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company follows accounting guidance issued by the Financial Accounting Standards Board ("FASB") related to the application of accounting for uncertainty in income taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each year. The Company's management does not believe that any current tax positions would result in an asset or a liability for taxes being recognized in the accompanying financial statement.

   The Company's policy is to recognize interest and penalties accrued on any unrecognized tax position as a component of income tax expense. As of December 31, 2022, the Company did not have any accrued interest or penalties associated with any unrecognized tax positions, nor were any interest expense or penalties recognized during the year ended December 31, 2022. Tax years subject to examination include 2019 through the current period.

   Loss contingencies:

   Loss contingencies, including claims, regulatory and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are any such matters that will have a material effect on the financial statement.

1.   **Summary of significant accounting policies and business of the Company (continued):**

Leases:

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in two noncancellable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The Company elected a practical expedient to not separate non-lease components from lease components for all classes of underlying assets.

Subsequent Events

The Company evaluated the impact of subsequent events through March 31, 2023, which is the date the financials statements were issued, and has determined that there were no subsequent events that require adjustments to, or disclosures in, the financial statements.

2. Furniture, fixtures and equipment:

As of December 31, 2022, furniture, fixtures and equipment consisted of the following:

Computer equipment	$	63,498
Leasehold improvements		300,370
Equipment		10,910
Artwork		102,355
Furniture and fixtures		124,081
		601,214
Less accumulated depreciation and amortization		(475,001)
Net furniture, fixtures and equipment	$	126,213

3. Operating leases:

The Company held three operating leases for its office space. The Los Angeles office lease is a seven-year lease made effective in June 2013 and was renewed for an additional seven years through May 2027. The Los Angeles lease includes a renewal option and escalating rents over the lease term. The San Francisco lease was a one-year lease made effective February 2019 and was renewed through January 2023 to a three-year lease effective January 2020. The San Francisco lease is a fixed monthly amount over the lease term. During 2022 the Company entered into a three-year lease of office space in Texas. Leases with an initial term of 12 months or less are not recognized on the balance sheet. The Company recognized lease expense for its leases on a straight-line basis over the lease term. Certain lease agreements included payments based on the Consumer Price Index (CPI) on which variable lease payments were determined and included in the right-of-use asset and liability on the Statement of Financial Condition. Variable lease payments that were not based on CPI were excluded from the right-of-use asset and lease liability and recognized in the period in which the obligations for those payments were incurred. The lease agreements did not contain any material residual value guarantees, restrictions or covenants. For the Los Angeles lease, operating lease right-of-use asset and liability were recognized at commencement date and initially measured based on the present value of lease payments over the defined lease term. The opening balance for both right-of-use asset and lease liability were $1,979,777 and $2,276,129 respectively, as of January 1, 2022, and the outstanding balances were $1,681,807 and $1,969,460, respectively, as of December 31, 2022. The lease agreement held lease and non-lease components, which are general accounted for separately. However, the Company elected a practical expedient to not separate non-lease components from lease components for all classes of underlying assets. In determining the discount rates, since the Company's leases do not provide an implicit rate, the Company used its incremental borrowing rate of 4.75%, the weighted-average discount rate, based on information available at the commencement date to calculate the present value of lease payments. As of December 31, 2022, the weighted-average remaining lease term for these leases is 3.39 years.

3. **Operating leases (continued):**

The following table represents the Company's right-of-use asset and lease liability for the period indicated:

December 31, 2022

Assets
Total right-of-use assets – Operating leases $1,681,807

Liabilities
Total lease liabilities – Operating leases $1,969,460

Year End	Lease Payments	Interest	Amortization of Right-of-use Assets	Lease Liability
12/31/2023	479,337	93,634	356,861	385,703
12/31/2024	499,097	75,428	373,865	423,669
12/31/2025	510,380	55,123	383,671	455,257
12/31/2026	525,484	33,479	397,814	492,005
12/31/2027	222,935	10,109	169,596	212,826
	2,237,233	267,773	1,681,807	1,969,460

The Company's right-of-use asset and lease liability are included in the Company's Statement of Financial Condition.

4. **Unearned revenue:**

Unearned revenue of $358,615 represents amounts billed or collected but not yet earned under existing agreements. Unearned revenue as of January 1, 2022 was $480,000.

5. **Concentrations:**

At December 31, 2022, two clients account for approximately 79%, and 8%, respectively, of the total outstanding accounts receivable balance. At December 31, 2022, 86% of the outstanding accounts receivable were from related parties in which members of the Company's parent have a direct or indirect ownership interest.

6.   **Net capital requirement:**

The Company as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company had net capital of $2,016,914 which was $1,993,640 in excess of its required net capital of $23,274 and the Company's net capital ratio was .17 to 1.

The Company's computation (included in the amended unaudited Part IIA of Form X-17A-5 as of December 31, 2022) of net capital agrees to the computation based on the financial statements.

7.   **Transactions with affiliates:**

During the year ended December 31, 2022, the Company distributed, to its member, a receivable of $214,225 from an entity in which members of the Company's parent have an ownership interest. Under an expense sharing agreement, this affiliated entity is allocated a portion of the Company's expenses. The allocated expenses are recorded as a receivable from the affiliate in the Company's financial statements because the Company's affiliate has agreed, in writing, to assume responsibility for these expenses. The amount outstanding during the year was non-interest bearing, unsecured and due on demand.

During the year ended December 31, 2022, the Company earned revenue for providing services to entities in which members of the Company's parent have a direct or indirect ownership interest. As of December 31, 2022, the Company is owed $2,630,590 from these entities.

During the year ended December 31, 2022, the Company advanced expenses of $4,074 for these entities are included in Due from related parties in the December 31, 2022 Statement of Financial Condition. The Company owes $5,128 to these entities for advanced payment of expenses and is recorded as due to related party in the December 31, 2022 Statement of Financial Condition.